FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of February 2004
                                 4 February 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing Directorate Change released on 4 February 2004






4 February 2004



                   MARTIN STEWART TO LEAVE CFO POST AT BSKYB


British Sky Broadcasting Group plc ("BSkyB") announced today that Martin Stewart, its Chief Financial Officer, will be leaving the Company to pursue other interests. Mr Stewart joined BSkyB as Group Financial Controller in 1996 and became CFO in May 1998.

Mr Stewart will continue in his post until 4th August 2004, unless a new CFO is appointed before that date, in which case Mr Stewart has agreed to assist in an orderly transition to his successor. Mr Stewart will resign as a director of BSkyB on the earlier of the 4th August 2004 and the appointment of his successor.

Martin Stewart said "I have been privileged to work at Sky in a uniquely fascinating phase of its development during which it has evolved from an analogue product to the UK's leading digital platform with over seven million customers. After eight years of service to BSkyB, it is now the right time for me to pursue new opportunities."

James Murdoch, Chief Executive of BSkyB, said "Martin has played an enormous role in the success of Sky and has been instrumental in the Company's transition from analogue to digital. He will be leaving the Company in a superlative position thanks in no small part to his contribution across the operations and strategy of the Group. On behalf of the management and the Board, I wish him every success in the future and thank him for his commitment and personal contribution to the success of the business."


                                    - ends -


For further information please contact Julian Eccles at BSkyB on 020 7705 3267





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             BRITISH SKY BROADCASTING GROUP PLC


Date: 4 February 2004                        By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary